EXHIBIT 99.1

BUYBACK OF SHARES

Norsk Hydro ASA has on 8 June 2004 purchased 80,000 own shares at an average price of NOK 431.72 per share. After this transaction, Hydro holds 8,195,198 own shares.

The transaction is part of a buyback programme that was approved by Hydro's Annual General Meeting on 11 May 2004. This buyback programme opens for buyback of up to 2,808,810 shares in the market, and is valid for 18 months. The shares will subsequently be sought cancelled.

Hydro's largest shareholder, the Norwegian State, has committed to participate by cancelling a proportional part of its shares, leaving the State's 43.82 per cent ownership unchanged. The compensation to the State will be equal to the price achieved in the market, plus an interest of NIBOR + 1 per cent, calculated from the dates of acquisition of the corresponding shares.

In total, up to 5 million shares may be cancelled, equivalent to 2 per cent of the outstanding shares. The decision on cancellation must be made with a majority vote of 2/3 of the shares represented at the General Meeting.

Any further buyback transactions under this programme will be disclosed at Oslo Stock Exchange, and on www.hydro.com.

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Certain statements in this press release are or may constitute"forward-looking" statements within the meaning of the PrivateSecurities Litigation Reform Act of 1995. Statements that are not inthe nature of historical facts may be deemed to be forward-lookingstatements and may contain identifying words such as "believes","anticipates", "plans", "expects" and similar expressions. Theseforward looking statements are based on Hydro's current expectations,assumptions, estimates and projections about the company and theindustries in which it engages in business. All forward-lookingstatements involve risks and uncertainties. For a detaileddescription of factors that could cause Hydro's actual results todiffer materially from those expressed in or implied by suchstatements, please refer to its annual report on Form 20-F for theyear-ended December 31, 2002 and subsequent filings on Form 6-K withthe U.S. Securities and Exchange Commission. With respect to eachnon-GAAP financial measure Hydro uses in connection with itsfinancial reporting and other public communications, Hydro provides apresentation of what Hydro believes to be the most directlycomparable GAAP financial measure and a reconciliation between thenon-GAAP and GAAP measures. This information can be found in Hydro'searnings press releases, quarterly reports and other writtencommunications, all of which have been posted to Hydro's website(www.hydro.com).

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Contact     Idar Eikrem             Kjetil Bakken
Telephone   (+47) 22 53 32 73       +47 22 53 23 13
Cellular    (+47) 95 02 83 63       +47 91 889 889
E-mail      Idar.Eikrem@hydro.com   kjetil.bakken@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com